Writer’s Direct Number	Writer’s E-mail Address
212.756.2376	eleazer.klein@srz.com

November 29, 2016

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny Special Counsel, Office of Mergers and Acquisitions Division of Corporate Finance 100 F Street, NE U.S. Securities and Exchange Commission Washington, D.C. 20549
Re:

Immunomedics, Inc. Responses to Letter dated November 25, 2016 with respect to the Preliminary Proxy Statement Filed on November 16, 2016 by venBio Select Advisor LLC, et al. (File No. 000-12104), the Schedule 13D filed November 16, 2016 by venBio Select Advisor LLC and Behzad Aghazadeh (File No. 005-35857), and the Soliciting Materials filed pursuant to Rule 14a-12 on November 22, 2016 by venBio Select Advisor LLC, et al. (File No. 000-12104)

 Dear Mr. Duchovny:

On behalf of venBio Select Advisor LLC (“venBio”) and the other filing persons (collectively, the “Filing Persons”), we are responding to your letter dated November 25, 2016 (the “SEC Comment Letter”) in connection with the Filing Persons’ Preliminary Proxy Statement on Schedule 14A filed on November 16, 2016 (the “Preliminary Proxy Statement”) with respect to Immunomedics, Inc. (“Immunomedics” or the “Company”), the Schedule 13D filed on November 16, 2016 (the “Schedule 13D”) and the Soliciting Materials filed pursuant to Rule 14a-12 on November 22, 2016 (the “Soliciting Materials”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below.

As an additional matter, the Filing Persons note the Company’s recent press release, filed under cover of Form 8-K on November 28, 2016, in which the Company states that it has postponed the date of the Company’s 2016 annual meeting of stockholders (the “Annual Meeting”) until February 16, 2017 and that the Company “will notify stockholders of the new record date and will send new proxy materials in due course.”

The Filing Persons note that the Company has not disclosed what it intends to do with the proxies it has already received and whether the Company will continue to solicit proxies prior to the filing of new proxy materials. The Filing Persons respectfully note that the Company’s decision to extend the date of the Annual Meeting while being able to continue to solicit proxies during an extended time period puts the Filing Persons at a competitive disadvantage and it is the Filing Persons’ belief that the Company should be required to refrain from soliciting proxies from stockholders until the Company files a revised proxy statement, especially given that any solicitations made during this time period will be made pursuant to a proxy statement containing outdated information.

Concurrently with this letter, the Filing Persons are filing a Revised Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”). The Revised Preliminary Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff in the SEC Comment Letter. Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the Preliminary Proxy Statement, while the page numbers in the responses refer to pages in the Revised Preliminary Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Preliminary Proxy Statement. For your convenience, the comments are restated below in italics, with our responses following.

Preliminary Proxy Statement filed on November 16, 2016

Cover Letter

1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

•	That the company was ejected from the ASCO conference “for breaking the conference’s data embargo.”
•	That the company issued what you believe is a dilutive financing at a punitive discount, with an additional 100% warrant coverage, despite repeatedly assuring investors that sufficient cash would be delivered through a partnership.

In response to the Staff’s comment, the Filing Persons have revised the disclosure to provide additional support for the above-mentioned bullet points on page 1 of the Revised Proxy Statement as well as for other similar statements throughout the Revised Proxy Statement.

2.	Refer to the paragraph appearing after proposal 5 and to the second paragraph in Proposal 1. You state that the director nominee receiving the highest number of votes in favor of his or her election will become a director. This appears to be contradicted by the vote required to elect directors, which is a majority of votes cast at the meeting. Please revise.

In response to the Staff’s comment, the Filing Persons have revised the disclosure on pages 2 and 5 of the Revised Proxy Statement to refer to a majority of the votes cast voting standard.

3.	Please include a highlighted statement in the cover letter to ensure that security holders are aware that they will be disenfranchised with respect to one seat if they return your proxy card. Also, revise the fourth paragraph in proposal 1, to highlight the third sentence.

In response to the Staff’s comment, the Filing Persons have revised the disclosure on pages 2 and 5 of the Revised Proxy Statement to highlight that security holders will only be able to vote for four out of six seats on the GOLD proxy card.

4.	On a related not[e], disclose that you may not exercise discretionary authority to fill the other seat and that you cannot assure that the other director will agree to serve if your slate wins. Also, disclose whether you have any plans to fill any vacancies on the board as a result of the election of your nominees. Refer to Section II.I of Exchange Act Release No. 34-31326 (October 16, 1992).

In response to the Staff’s comment, the Filing Persons have added additional disclosure to the cover page on page 3 of the Revised Proxy Statement to clarify that the persons named as proxies will not have any discretionary authority to fill the remaining seats. In addition, pages 2 and 5 of the Revised Proxy Statement state that there is no assurance that the other directors will agree to serve if our slate wins. In addition, the Filing Persons have added disclosure on pages 2 and 5 of the Revised Proxy Statement to disclose that if any Company nominee refuses to serve, the Nominees intend to decrease the size of the Board to eliminate one vacancy and may fill any additional vacancies with an independent director after conducting a search for such director.

5.	Consider including page numbers in your proxy statement.

In response to the Staff’s comment, the Filing Persons have added page numbers to the Revised Proxy Statement.

Proposal 1: Election of Directors

6.	Revise this section to ensure that you disclose the business experience of each of your nominees for the past five years.

In response to the Staff’s comment, starting on page 5 of the Revised Preliminary Proxy Statement, the Filing Persons have revised the biographies of Behzad Aghazadeh and Scott Canute to clarify their business experience over the past five years.

Who is making this Proxy Solicitation and who is paying for it?

7.	We note that you intend to solicit proxies by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be uses in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please confirm your understanding. Also, please tell us whether you also plan to solicit requests via Internet chat rooms and tell us which websites.

     In response to the Staff’s comment, the Filing Persons confirm their filing obligations. The Filing

     Persons have no present intention of soliciting requests for proxies via internet chat rooms.

Form of Gold Proxy Card

8.	Please revise the form of proxy card to remove the highlights to your recommended voting choice in each proposal. Such highlighting is not consistent with your obligation to identify clearly and impartially each matter to be acted upon, as required by Rule 14a-4(a)(3).

In response to the Staff’s comment, the Filing Persons have revised the form of proxy card to remove highlights to recommended voting choices.

Schedule 13D

9.	Based on a review of your disclosure in Annex I to the preliminary proxy statement, it appears that your beneficial ownership of shares of the company exceeded five per cent of the outstanding shares in early June 2016. We note that you filed your initial Schedule 13D on November 16, 2016 with a “Date of Event” of November 11, 2016. We also note that you purchased and sold shares of the company subsequent to early June 2016. Please provide us your analysis of your fulfillment of your obligations to file a Schedule 13D or 13G with respect to the beneficial ownership of your shares. In your analysis, please address when the plan to nominate a slate of directors was formulated.

In response to the Staff’s comment, the Filing Persons affirm that they understand their filing obligations and adhered to them. Please note the following:

•	venBio is a registered investment advisor registered under the Investment Advisers Act of 1940 and files Schedule 13Gs as a “qualified institutional investor” under Rule 13d-1(b).
•	As a result, for Schedule 13G positions where venBio's beneficial ownership does not exceed ten percent as of the end of any calendar month, it is only required to file a Schedule 13G until within 45 days of the end of a calendar year in which its beneficial ownership exceeds five percent as of year-end.
•	venBio began acquiring its position in the Company's stock for investment purposes in February 2016 and its beneficial ownership never exceeded ten percent.
•	venBio was surprised by the Company's dilutive offering in October 2016 which caused a significant decrease in the Company's stock price with the stock price continuing to languish in the weeks following this dilutive offering.
•	Only after observing the continued poor performance of the Company's stock after the dilutive offering as evidence of the lack of proper leadership at the Company, venBio formulated a plan to nominate a slate of directors on November 11, 2016, which is the “Date of Event” presented in the Schedule 13D.

Soliciting Materials

10.	Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the assertion that Dr. Goldenberg and Ms. Sullivan “bear significant responsibility for the ills that have plagued the Company.” In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.

In response to the Staff’s comment, the Filing Persons note that Dr. Goldenberg, the current CSO and founder of the Company, and Ms. Sullivan have overseen the Company’s operations since at least 2001 when Ms. Sullivan took the position of CEO. Recently, and under Dr. Goldenberg and Ms. Sullivan’s leadership, the Company has missed priorities such as presenting at key conferences and advancing its drug, IMMU-132, to market. At the ASCO Conference, the Company missed the opportunity to present what would have been a highly impactful oral presentation – which would have achieved repeated syndication throughout the year – because it was ejected from the ASCO Conference, as discussed above in response to the Staff’s first comment.

We believe that as the highest ranking executives at the Company, Dr. Goldenberg and Ms. Sullivan are ultimately responsible for such a mistake. Indeed, as CSO of the Company, Dr. Goldenberg should have been well aware of the ASCO embargo rules that require any data that is scheduled to be presented at the conference should not have been presented previously at any other venue, especially given the Company’s presence at the ASCO conference in 2015. It is likely that Dr. Goldenberg knew that ASCO’s embargo rules were violated because he presented data regarding IMMU-132 at the Protein and Antibody Engineering Summit (PEGS) conference, an important biotechnology conference, in April 2016, which occurred several months before the 2016 ASCO conference. Moreover, the organizers of the conference highlight these rules at the time a company submits their abstracts several months before the conference. Thus, in his capacity as CSO, Dr. Goldenberg personally bears responsibility for violating the embargo rules and causing the ejection from the ASCO conference. As CEO, Ms. Sullivan should also be held accountable for not overseeing and ensuring the proper dissemination of material clinical information generated by the Company.

The ASCO ejection coupled with CFO Peter Freundschuh’s subsequent departure was viewed especially negatively by the markets, notably as it called into question management’s credibility. Indeed, an investor analysis published by Jeffries stated that the ASCO ejection was a “function of strict ASCO policies and pot’l poor management decision.” Such problems are compounded by the departure of a number of key executives and directors of the past two years, such as Chief Medical Office Dr. Francois Wilhelm, CFO Peter Pfreundschuh, and Senior Advisor Dr. Sol Barer.

Secondly, under Dr. Goldenberg and Ms. Sullivan’s leadership, the Company’s share price has consistently lagged the biotech indices as well as the broader NASDAQ index throughout the last three years, with the stock price falling from $3.46 on August 24, 2012 to $2.25 on November 2, 2016, a 35% decline. The market capitalization of the Company has also fallen from $261M to $236M in that same period, while the Company’s diluted share count has risen by 40% in the same period. All of these problems can be attributed to senior management at the Company, given that top executives made the final decisions on, for instance, engaging in the secondary financing with Wells Fargo Securities, LLC, which diluted the final value of the Company’s stock.

Most importantly, despite significant progress in clinical trials of IMMU-132, a drug designed to treat a highly aggressive form of breast cancer, and being granted Breakthrough Designation by the FDA, a recognition of the promise of the early results, the Company has yet to open the trial or enroll the first patient more than a year later. We believe that the delays in moving forward with IMMU-132 are likely a result of the failure to find a global partner to help fund and conduct a Phase 3 trial, which is the responsibility of the Company’s management.

11.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:
•	Your belief that the company’s failures “have eroded the investment community’s confidence in the Board’s ability to oversee the advancement of this important medicine.”
•	Your statement that the company “sorely and urgently needs” strong pharmaceutical development background, commercial manufacturing expertise, and pharmaceutical partnering/deal making experience.

In response to the Staff’s comment, the Filing Persons will provide proper characterization of belief and support for the above-mentioned statements or similar statements in future soliciting material. By way of explanation, the Filing Persons’ basis for making the foregoing bulleted statements were the Company’s drop in stock price from $3.28 to $2.50 after the Company announced entering into an underwriting agreement to issue dilutive financing on October 5, 2016 along with the 35% decline is stock price as discussed above in response to the Staff’s tenth comment, and the Company’s failure to enter Phase 3 testing for IMMU-132, which is also discussed above.

* * *

We look forward to your guidance regarding whether or not the Company may continue to solicit proxies under their current definitive proxy statement. Additionally, should you have any questions or comments, or require any further information with respect to the foregoing Staff comments, please do not hesitate to call me at (212) 756-2376.

Very truly yours,

/s/ Eleazer Klein

Eleazer Klein

Encls.